UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Ardmore Shipping Corporation
(Name of Issuer)

Common stock, par value $0.01 per share

(Title of Class of Securities)

Y0207T100

(CUSIP Number)

 December 21, 2022

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☒   Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No.	Y0207T100

1	Names of Reporting Persons Alder Tree Investments II B.V.
2	Check the appropriate box if a member of a Group (a) ☐ (b) ☒
3	Sec Use Only
4	Citizenship or Place of Organization The Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,035,567 shares of common stock
	6	Shared Voting Power 0 shares of common stock
	7	Sole Dispositive Power 2,035,567 shares of common stock
	8	Shared Dispositive Power 0 shares of common stock

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,035,567 shares of common stock
10	Check box if the aggregate amount in row (9) excludes certain shares ☐
11	Percent of class represented by amount in row (9) 5.02%
12	Type of Reporting Person CO

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Item 1(a).	Name of Issuer:

Ardmore Shipping Corporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Belvedere Building, 69 Pitts Bay Road, Ground Floor, Pembroke, HM08, Bermuda

Item 2(a).	Name of Person Filing:

Alder Tree Investments II B.V.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

Oudwijkerlaan 47, 3581 TB, ZEIST, The Netherlands

Item 2(c).	Citizenship:

The Netherlands

Item 2(d).	Title and Class of Securities:

Common stock, $0.01 par value per share

Item 2(e).	CUSIP No.:

Y0207T100

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

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(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(I)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

	(a)	The information required by Items 4(a) is set forth in Row 9 of the cover page for each reporting person and is incorporated herein by reference.

	(b)	The information required by Items 4(b) is set forth in Row 11 of the cover page for each reporting person and is incorporated herein by reference.

	(c)	The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each reporting person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable.

Item 8.	Identification and classification of members of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

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Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2022

Alder Tree Investments II B.V.

By:	/s/ Rob Schouten
Name:	Rob Schouten
Title:	Director

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